UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number: 0-50832

Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On February 27, 2006 Vermilion Energy Trust (“Vermilion”) (TSX - VET.UN) announced audited operating and financial results for the year ended December 31, 2005.

These press releases are attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

Date: February 28 , 2006.	By:	/s/ Curtis W. Hicks

Curtis W. Hicks
Executive Vice President and Chief Financial Officer

Exhibit A
PRESS RELEASE
FEBRUARY 27, 2006
YEAR END 2005 OPERATING AND FINANCIAL RESULTS

Vermilion Energy Trust (“Vermilion”) (TSX - VET.UN) is pleased to report audited operating and financial results for the year ended December 31, 2005.

2005 HIGHLIGHTS

➢	Recorded Trust production of 25,166 boe/d compared to 22,990 boe/d in 2004. Fourth quarter 2005 production totaled 26,639 boe/d compared to 26,659 in the third quarter of 2005.

➢
Recorded record cash flow of $88.6 million in the quarter and maintained stable distributions of $0.17 per unit per month. The Trust’s payout ratio in 2005 was 45% reflecting Vermilion’s conservative approach to financial management. Cumulative distributions per unit paid to unitholders through 2005, since the Trust’s initial distribution in 2003, is $5.95.

➢
Provided a total return to unitholders of 58% in 2005, comprised of 48% in capital appreciation and 10% in distributions. This performance placed Vermilion in the top quartile of its peer group. Since inception, the Trust has returned a compounded annual rate of return of 46.4%, again placing us in the top quartile of our peer group over the past three years.

➢
Acquired approximately 4,800 boe/d of oil producing properties offshore the Northwest Shelf of Australia and attained regulatory approval to act as operator of the offshore platforms and facilities. Established a fully staffed regional office in Perth, Australia.

➢
Acquired the balance of Glacier Energy Limited (“Glacier”), a private company focused on the development of coalbed methane (“CBM”) and shallow gas reserves in central Alberta. Vermilion held a 50% interest in lands developed by Glacier and a 35% equity interest in the company prior to the acquisition. Future development potential includes over 450 drillable locations adding to the approximately 85 wells completed in this area to the end of 2005.

➢
Replaced approximately 297% of 2005 production and increased reserves per debt-adjusted unit by 9.5% in 2005. Since the Trust’s inception, reserves per debt-adjusted unit have increased by 22.7%. This is a strong reflection of the sustainability of Vermilion’s business model.

➢	The Trust’s reserve life index increased to 11.4 years based on proved plus probable reserves at the end of 2005, compared to 10.6 years at the end of 2004.

➢
Significantly enhanced Vermilion’s technical strength, increasing the geotechnical professional staff by more than 50% in 2005. Continued commitment to strong corporate governance, increasing our Board of Directors to seven members, five of which are independent.

CONFERENCE CALL

Vermilion will discuss these results in a conference call to be held on Monday, February 27, 2006. The conference call will begin at 9:00 AM MST (11:00 AM EST). To participate, you may call toll free 1-800-814-4857 or 1-416-644-3428 (Toronto area). The conference call will also be available on replay by calling 1-877-289-8525 or 1-416-640-1917 (Toronto area) using pass code 21171611 followed by the pound “#” key. The replay will be available until midnight eastern time on Tuesday, March 7, 2006.

HIGHLIGHTS
	Three Months Ended			Year Ended
	Trust	Verenex		Trust	Verenex
	Financial	Energy	Consolidated	Financial	Energy	Consolidated
(unaudited)	Information	Inc.[3]	Dec 31, 2005	Information	Inc.[3]	Dec 31, 2005
Financial ($000 CDN except unit and per unit amounts)
Petroleum and natural gas revenues	$152,864	$1,122	$153,986	$527,877	$2,061	$529,938
Funds from operations	87,865	721	88,586	277,237	928	278,165
Per unit, basic [1]	1.29		1.30	4.07		4.08
Distributions [2]	31,837		31,837	126,190		126,190
Per unit	0.51		0.51	2.04		2.04
% Cash flow distributed	36%		36%	46%		45%
Net earnings	49,778		49,778	158,471		158,471
Per unit, basic	0.80		0.80			2.57
Capital expenditures	27,199	$4,051	31,250	102,578	$10,952	113,530
Acquisitions	$91,613		$91,613	186,580		186,580
Net debt				$244,889		$244,889
Trust units outstanding [1]
Basic						68,875,321
Diluted						73,148,621
Weighted average trust units outstanding [1]
Basic						68,122,539
Diluted						69,395,074
Unit trading
High						$30.42
Low						$19.67
Close						$29.74
Operations
Production
Crude oil (bbls/d)	13,319	123	13,442	12,287	31	12,318
Natural gas liquids (bbls/d)	1,425	13	1,438	1,480	19	1,499
Natural gas (mcf/d)	71,376	323	71,699	68,398	396	68,794
Boe/d (6:1)	26,639	191	26,830	25,166	116	25,282
Average reference price
WTI (US per bbl)			$60.02			$56.56
Brent (US per bbl)			56.90			54.37
AECO (CDN per mcf)			11.43			8.77
NIP 2004 Netherlands (Euro per GJ)			5.50			4.64
TAPIS Australia (US per bbl)			59.37			59.39
Average selling price
Crude oil (per bbl)	$64.59		64.56	$65.82		65.81
Natural gas liquids (per bbl)	64.84		64.85	56.53		56.43
Natural gas (per mcf)	10.11		10.12	8.29		8.28
Netbacks per boe (6:1)
Operations netback	38.64		38.77	35.01		35.06
Cash flow netback	35.86		35.91	30.18		30.15
Operating costs	8.02		7.99	7.92		7.89
General and administration	$1.28		$1.39	$1.29		$1.43

1	Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio
2	Distributions are paid on issued trust units at each record date and are shown prior to the impact of the Trust’s DRIP program
3
The Trust owned approximately 53% of the outstanding shares of Verenex until December 2005, necessitating the consolidation of the results of the Trust and Verenex for the first eleven  months of 2005. Effective December 2005, the Trust holds approximately 49% of the shares of Verenex and is no longer consolidating the Trust’s results with those of Verenex.

The above table includes non-GAAP measurements, which may not be comparable to other companies.

FOR A COMPLETE COPY OF VERMILION’S 2005 FINANCIAL STATEMENTS AND RELATED MANAGEMENT’S DISCUSSION AND ANALYSIS, PLEASE REFER TO WWW.SEDAR.COM AND/OR VERMILION’S WEBSITE AT WWW.VERMILIONENERGY.COM THESE DOCUMENTS WILL BE MADE AVAILABLE ON OR BEFORE MARCH 15, 2006.

2005 IN REVIEW

Vermilion further expanded its international scope in 2005, acquiring a 60% interest and operatorship in the offshore Wandoo Field located on Western Australia’s northwest shelf. Discovered in 1991, this field has been on full production since 1997. At the time of the acquisition, independent engineering estimates of the acquired reserves were 16.0 mmboe on a proved plus probable basis. Through the implementation of well cycling aided by some minor debottlenecking of processing facilities, Vermilion was able to increase the expected recovery from this field by 1.2 million barrels. Accordingly, year-end 2005 reserve estimates for the Wandoo Field are now 16.2 million boe on a proved plus probable basis, slightly higher than initial estimates even after accounting for ten months of production.

In Canada, Vermilion continued its participation with Glacier in a successful CBM and shallow gas drilling program which originally commenced in the second half of 2004. In October 2005, the Trust announced the acquisition of Glacier in which Vermilion previously held a 35% equity interest. The combined reserve gains from the Trust’s 50% working interest in these properties and the acquisition, along with Vermilion’s other capital programs in Canada helped boost our Canadian reserve base by 7% net of 2005 production.

In France, the Trust successfully drilled and completed three new wells in the La Torche field and re-entered a Champotran well that was temporarily abandoned in 2004. Modifications to our Paris Basin drilling program resulted in significant time and cost savings for this series of wells, and eliminated certain drilling difficulties we had experienced in past years. Vermilion remained active in its workover programs, in both the Paris and Aquitaine Basins. Vermilion’s production in France has remained fairly constant over the past few years as a result of the success of its development capital program.

Production from the Netherlands in 2005 was impacted by third party interruptions related to the country’s main gathering system and by strong seasonal curtailments over the summer. Vermilion installed 16 small diameter ‘siphon strings’ in 2005, resulting in improved well performance and slight gains in overall recovery factors.

Vermilion’s reserves climbed to 110.9 million boe on a proved plus probable basis, increasing by 19% after production of 9.1 million boe during 2005. Vermilion is one of a handful of Canadian energy trusts that has been able to consistently grow its reserves per unit on a debt-adjusted basis over the past three years, registering an increase of 23% since inception of the Trust. Production per debt-adjusted unit in 2005 was roughly equivalent with production per unit recorded in early 2003 at the inception of the Trust.

The Trust’s total funds from operations in 2005 totaled approximately $277 million, providing sufficient funding for distributions ($126.2 million), an increased development capital program ($102.6 million) and a strong cash injection ($25.2 million) towards Vermilion’s energy trust-leading reclamation fund. Both the Australia property acquisition and the acquisition of Glacier were financed through the Trust’s existing credit facilities without the use of additional equity. At year-end 2005, Vermilion’s debt represents approximately 0.7 times forward cash flow based on analyst consensus estimates.

Anticipating a strong increase in capital programs world wide, Vermilion aggressively recruited new technical staff in 2005. The Trust was also pleased to engage Bruce Lake as General Manager of its Australia operations. Bruce has 28 years operational experience both onshore and offshore in Australia and New Zealand, including serving as Operations Manager for Apache Energy Limited in Australia for the past ten years.

Vermilion is also pleased to have added a new member to the Board of Directors, William Kenneth Davidson, who will provide significant input on Vermilion’s international financial structures. Mr. Davidson brings an extensive background of experience in the banking and securities areas of the financial services sector to Vermilion. Ken worked at the senior executive levels of Canadian Imperial Bank of Commerce providing strategic corporate direction as well as managing credit risk, market risk and operational risk functions. In his final five years with the bank, Ken served as Executive Vice-President, Credit Risk Management. Vermilion is committed to providing strong corporate governance to its unitholders and is privileged to have seven highly-qualified members on the Board of Directors, including five independent directors.

Vermilion units increased in value from $20.12 at the end of 2004 to $29.74 at the end of 2005. Combined with distributions of $2.04 per unit, the total return provided to investors was 58%, placing Vermilion in the top quartile of its peers.

Non-resident ownership remained relatively stable at approximately 28% in 2005, while the number of unitholders continued to grow reaching 27,000 at year-end. Pursuant to Vermilion’s Trust Indenture, non-resident unitholders may not own more than 50% of total outstanding trust units. Vermilion’s institutional unitholders hold approximately 50% of the Trust’s units outstanding.

2006 OUTLOOK

Vermilion enjoyed a particularly strong year in 2005, growing production, reserves and cash flow, all on a per unit basis, and delivering top quartile performance to its unitholders. The Trust announced a capital development program of $120 million for 2006, targeting development activities in all of its jurisdictions. First quarter 2006 production volumes may be impacted by weather related downtime in Australia and delays in tying-in production volumes from the CBM and shallow gas program in central Alberta. The Trust continues to negotiate with Exxon Mobil Corp. with regards to the proposed acquisition of that firm’s interest in a subsidiary with production in France. If a successful purchase and sale agreement is finalized, French regulatory authorities have up to 120 days to review the transaction.

In Canada, Vermilion anticipates a capital program of $67 million for 2006, approximately half of which will be towards the continuation of the successful CBM and shallow gas drilling program in Central Alberta. Although Vermilion has experienced some delays in tying-in previously completed wells, the Trust is working towards the resolution of these issues and is expected to reach anticipated production volumes roughly a quarter later than anticipated. New drilling activity is being focused on areas where facility and pipeline capacity are not at issue, which may offset some of the production delays in the near term. Vermilion is very pleased with the production performance of the existing wells and believes that infrastructure expansion scheduled in the second half of 2006 will alleviate any further capacity issues in this extremely active region of Alberta.

In France, the Trust has commenced a three to five well drilling program on the St. Juste en Brie license targeting the further development of the La Torche Field. Drilling and completion of the first set of three wells should be completed by the end of the second quarter. Total development capital earmarked for France is $30 million in 2006, which will include drilling, workovers and facility optimization. Vermilion continues to negotiate the potential acquisition of Exxon Mobil’s share of Esso Rep, a 89% owned subsidiary in France, which would add to existing production and provide optimization and development potential as well as further synergies that would derive from the higher level of production which is concentrated adjacent to Vermilion’s existing producing assets.

In 2005 the Trust and its partner, Verenex Energy Inc. (“Verenex”), a publicly listed international exploration firm in which Vermilion holds a 49% equity interest, completed a seismic program on the Aquitaine Maritime prospect offshore southwest France in the Bay of Biscay. Following the completion of seismic processing and evaluation, Vermilion and Verenex will be seeking an additional partner in the project to take on the drilling portion of this exploration program. Current plans are to drill one to two wells to test this world-class prospect in the summer or fall of 2007.

In the Netherlands, Vermilion plans to install small diameter tubing in 10 additional wells, will continue to work on the optimization of surface facilities and has plans to drill two to three infill wells to improve recoveries from tight chalk reservoirs. The total capital program anticipated for the Netherlands is approximately $12 million.

In Australia, the Trust is preparing to begin a well intervention program to improve recoveries from the Wandoo Field in addition to additional facility modifications. Production performance from this field is exceeding initial expectations.

Without accounting for volumes from the proposed acquisition of French production, Vermilion anticipates 2006 production will average between 25,500 and 26,500 boe/d, modestly higher than our production average in 2005. The Trust’s ongoing hedge program is designed to provide downside protection against a drop in commodity prices while permitting the capture of some, if not all, of the upside of a rise in prices. A full listing of our current hedges is available on our website (vermilionenergy.com).

Vermilion will continue to monitor the progress of Verenex as Verenex has announced a seismic and drilling program in Libya in 2006 and any positive results should be reflected in Verenex’ share price, and through our equity position, in the valuation of Vermilion as well.

Vermilion has succeeded in assembling a robust portfolio of producing assets in Canada, Western Europe and Australia. In 2005 we significantly increased our technical team to enable the optimum development of those assets. The Trust has also provided its unitholders with some potentially high impact opportunities while limiting the capital risk exposure. The Trust enters into 2006 with a strong financial position, and a sound plan to provide positive results for all of our stakeholders.

OPERATIONAL ACTIVITIES

Canada

In Canada, the Trust participated in the drilling of 66 wells (30.4 net) resulting in 19 gas wells (10.7 net), 1 oil well (0.5 net), 2 abandoned wells (0.6 net) and 44 standing wells (18.6 net) awaiting further evaluation, completion or tie-in. Of the total wells drilled in 2005, 55 (24.0 net) were related to the CBM / shallow gas program, which achieved a 100% success rate.

In addition to the Trust’s drilling operations, an additional 21 wells were drilled on Vermilion lands by third party operators through farm-out arrangements. Vermilion maintained an overriding royalty or small working interest in these wells.

France

In France, Vermilion drilled and completed three new La Torche wells and re-entered and completed the Champotran 23 well, all in the Paris Basin. Average production rates from these wells were approximately 180 boe/d per well, with each well adding approximately 400,000 bbls of reserves on a proved plus probable basis.

Netherlands

In the Netherlands, the Trust installed 16 small diameter tubing strings to improve the deliverability of these gas wells. Vermilion completed major plant inspections and turn-arounds at its Harlingen and Garijp facilities and installed a new canal crossing for one of its delivery pipelines.

Australia

In Australia, Vermilion applied for and received government approval to operate the offshore Wandoo facilities. A modest debottlenecking of the topside facilities on the Wandoo B platform was successfully completed during the summer, which combined with a modified cycling program of these wells increased Vermilion’s share of production by approximately 200 boe/d. Vermilion undertook a geological modeling study and a reservoir study to explore different avenues to increase production from this field.

Production
	Three Months Ended Dec 31, 2005			Year Ended Dec 31, 2005
	Oil & NGLs	Natural Gas	Total	Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)	(bbls/d)	(mmcf/d)	(boe/d)%
Vermilion Energy Trust
Canada	4,522	39.08	11,035	4,870	38.39	11,268	45
France	5,861	1.41	6,096	5,478	1.30	5,695	23
Netherlands	67	30.88	5,214	28	28.70	4,812	19
Australia [1]	4,294	-	4,294	3,391	-	3,391	13
Total	14,744	71.37	26,639	13,767	68.39	25,166	100

	Three Months Ended Dec 31, 2004			Year Ended Dec 31, 2004
	Oil & NGLs	Natural Gas	Total	Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)	(bbls/d)	(mmcf/d)	(boe/d)%
Vermilion Energy Trust
Canada	5,510	41.33	12,398	5,723	46.38	13,453	59
France	5,713	1.45	5,954	5,763	1.53	6,018	26
Netherlands [2]	16	33.46	5,593	13	21.03	3,519	15
Total	11,239	76.24	23,945	11,499	68.94	22,990	100

1	Effective from April 1, 2005
2	Effective from May 19, 2004

Average production in Canada during 2005 was 4,870 bbls/d of oil and NGL’s and 38.4 mmcf/d of natural gas compared to 5,723 bbls/d of oil and NGL’s and 46.4 mmcf/d of natural gas in 2004. Fourth quarter production averaged 4,522 bbls/d of oil and natural gas liquids and 39.1 mmcf/d of natural gas representing an annual decline of approximately 11% compared to the fourth quarter of 2004. Canadian production declines are expected to slow in 2006 as the impact from our CBM project becomes more meaningful.

Production in France averaged 5,695 boe/d in 2005, 5% below the 6,018 boe/d produced in 2004. Fourth quarter production of 6,096 boe/d in 2005 was slightly higher than the 5,954 boe/d produced in France during the fourth quarter of 2004. While quarterly production volumes may fluctuate, we anticipate average production should remain near the 6,000 boe/d level in 2006.

Production in the Netherlands averaged 4,812 boe/d in 2005 compared to 3,519 boe/d in 2004. Volumes in 2004 represented production from May 19th to Dec 31st 2004. Production in 2005 was impacted by curtailments related to third party activities and low rates of take during the summer months. Fourth quarter production in the Netherlands averaged 5,214 boe/d in 2005 compared with 5,593 boe/d during the same period in 2004, reflecting a 7% decline in year over year production.

Australia production, acquired on March 31, 2005, averaged 3,391 boe/d for the full year in 2005. Vermilion’s share of production from the Wandoo Field during the fourth quarter of 2005 averaged 4,294 boe/d. Scheduled well interventions and facility modifications are expected to mitigate declines from Australia in 2006.

RESERVES SUMMARY

GLJ Petroleum Consultants Ltd. (GLJ), independent petroleum engineering consultants in Calgary, have prepared the 2005 year-end reserve evaluation report for the Trust. This report is in compliance with regulatory compliance initiatives1 (National Instrument 51-101).

Vermilion added total proved plus probable reserves of 26.9 mmboe, nearly three times production in 2005. After production of 9.1 mmboe, the Trust’s proved reserves (P90) increased by 17% to 78.5 mmboe at January 1, 2006. Total proved plus probable reserves (P50) increased by approximately 19% to 110.9 mmboe. On a per unit basis (debt adjusted where all debt is assumed to be converted to equity at year-end), Vermilion’s reserves (P50) increased by 9.5% over the prior year. Based on fourth quarter production rates, the Trust’s effective reserve life index at January 1, 2006 is 8.1 years for proved reserves and 11.4 years for P50 reserves.

[1]
Under the 51-101 guidelines, proved reserves are qualified as those reserves that have a 90% chance of being exceeded at the reported level. Proved reserves, by definition, are conservative. Nine times out of ten actual reserves will be greater than the proved estimate. Proved plus probable reserves are defined as those reserves that have a 50% probability of being exceeded at the reported level. They are the best estimate, or the most realistic case. It is equally likely that the actual reserves will be higher or lower than the estimate.

The summary reserve statement and reserve reconciliation statement are included below. The reserves shown are Vermilion’s working interest share before deducting royalties.

Reserve Summary Table (Gross) (as at January 1, 2006)
					Cumulative Cash Flow
					(Escalated Prices)
	Light & Medium Oil	Natural Gas	NGL’s	6:1	Undisc.	8%
	(mmbbls)	(bcf)	(mmbbls)	(mmboe)	($000’s)	($000’s)
CANADA
Proved	8.51	112.13	3.49	30.69	805,771	551,525
Proved plus probable	10.43	175.37	5.47	45.13	1,142,530	712,053
FRANCE
Proved	24.09	2.31	-	24.47	870,979	492,494
Proved plus probable	34.95	2.77	-	35.41	1,304,017	660,919
NETHERLANDS
Proved	-	65.18	0.10	10.96	129,169	120,059
Proved plus probable	-	83.96	0.13	14.12	209,815	166,619
AUSTRALIA
Proved	12.41	-	-	12.41	305,779	273,333
Proved plus probable	16.19	-	-	16.19	429,071	357,378
COMBINED
Proved	45.01	179.62	3.59	78.53	2,111,698	1,437,411
Proved plus probable	61.57	262.10	5.60	110.85	3,085,433	1,896,969

The net present value of the reserves shown above (cumulative cash flow) are based on GLJ’s escalating price and cost scenario, are presented for comparative purposes only and are not necessarily representative of fair market value.

Reserve Reconciliation Summary Table (as at January 1, 2006)
			P-50 Total
	Proved	P-90 Total	Proved Plus
Oil Equivalent (mmbbl) Gas at 6:1	Producing	Proved	Probable
CANADA
Opening Balance:	25.28	29.05	42.03
Drilling additions	0.22	1.98	2.73
Acquisition	0.53	3.22	4.81
Disposition	-	-	(0.10)
Technical revisions	1.75	0.55	(0.23)
Production	(4.11)	(4.11)	(4.11)
Closing balance	23.67	30.69	45.13
FRANCE
Opening Balance:	21.64	25.46	35.72
Drilling additions	0.82	0.35	1.60
Technical revisions	1.53	0.73	0.16
Production	(2.07)	(2.07)	(2.07)
Closing balance	21.92	24.47	35.41
NETHERLANDS
Opening Balance:	12.55	12.58	15.26
Drilling additions	-	-	0.35
Acquisition	-	-	-
Technical revisions	(0.02)	0.04	0.16
Production	(1.65)	(1.65)	(1.65)
Closing balance	10.88	10.97	14.12
AUSTRALIA
Opening Balance:	-	-	-
Drilling additions	-	-	-
Acquisition	10.69	12.44	16.23
Technical revisions	1.2	1.2	1.2
Production	(1.24)	(1.24)	(1.24)
Closing balance	10.65	12.40	16.19
COMBINED
Opening Balance:	59.47	67.09	93.01
Drilling additions	1.04	2.33	4.68
Acquisition	11.22	15.66	21.04
Disposition	-	-	(0.10)
Technical revisions	4.46	2.52	1.29
Production	(9.07)	(9.07)	(9.07)
Closing balance	67.12	78.53	110.85

FOR COMPLETE INFORMATION REGARDING VERMILION’S RESERVES, PLEASE REVIEW THE TRUST’S 2005 ANNUAL INFORMATION FORM THAT WILL BE FILED ON SEDAR WWW.SEDAR.COM ON OR BEFORE MARCH 31, 2006.

FINANCIAL REVIEW

The Trust generated funds from operations of $87.9 million ($1.29 per unit) in the fourth quarter of 2005, compared to $47.5 million ($0.72 per unit) in the fourth quarter of 2004. The Trust’s distributions in the fourth quarter totaled $31.8 million ($0.51 per unit) for a payout ratio of 36%. Cash flow for the twelve months ended December 31, 2005 totaled $277.2 million compared to $169.8 million in the prior year. The full year distributions in 2005 totaled $126.2 million compared to $122.6 million in 2004. This represents a payout ratio of approximately 45% of total cash flow before the impact of the Trust’s distribution reinvestment program (“DRIP”), which generated $15.9 million of cash to the Trust as unitholders reinvested their monthly distributions in additional units of the Trust at 95% of the weighted average trading price. This resulted in a net payout ratio of 40%.

Development capital expenditures during the fourth quarter of 2005 were $27.2 million bringing the full year total to $102.6 million. Vermilion took advantage of strong cash flow driven by high commodity prices to inject a further $25.2 million into the Trust’s reclamation fund during the year, increasing the fund balance to $42.2 million. Vermilion is committed to maintaining a source of funds available for abandonment and reclamation activities, such that future distribution and capital program decisions will not be impacted by these liabilities.

Vermilion’s net debt as of December 31, 2005 was $244.9 million, less than 0.9 times trailing cash flow. Financial derivatives put in place by the Trust late in 2002 to protect against a fall in oil prices expired at the end of 2005. In 2005, Vermilion recorded a cash cost of approximately $40 million related to these financial instruments. Vermilion has changed its approach in its use of financial instruments and is currently using a combination of puts and collars to provide downside commodity price protection.

Benchmark Prices
	Three Months Ended			Year Ended
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
AECO ($CDN/mcf)	$11.43	$6.57	$8.77	$6.56
WTI ($US/bbl)	$60.02	$48.28	$56.56	$41.40
Foreign exchange rate (CDN/USD)	$0.85	$0.82	$0.83	$0.77
WTI (CDN$/bbl)	$70.61	$58.87	$68.14	$53.77

REVENUE

Total revenues for 2005 were $529.9 million compared to $354.5 million in 2004 and $154.0 million in the fourth quarter of 2005 compared to $93.2 million for the corresponding period in 2004. Vermilion’s combined crude oil & NGL price was $64.79 per bbl ($64.59 per bbl for the quarter) in 2005, an increase of 37% over the $47.26 per bbl ($49.14 per bbl for the quarter) reported in 2004. The natural gas price realized in 2005 was $8.28 per mcf ($10.12 per mcf for the quarter) compared to $6.53 per mcf ($6.28 per mcf for the quarter) realized a year ago, a 27% year-over-year increase. In the following chart, “Derivative instruments” is the amortization of the fair value loss of Vermilion’s hedges in place as of January 1, 2004.

($000’s except per BOE)
	Three Months Ended			Year Ended
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
Crude oil & NGL’s	$88,413	$50,880	$326,754	$199,060
Per boe	$64.59	$49.14	$64.79	$47.26
Natural gas	66,759	44,214	207,902	165,174
Per mcf	$10.12	$6.28	$8.28	$6.53
Combined	155,172	95,094	534,656	364,234
Derivative instruments	(1,186)	(1,859)	(4,718)	(9,709)
Petroleum and natural gas revenue	$153,986	$93,235	$529,938	$354,525

DERIVATIVE INSTRUMENTS

Vermilion continues to manage its risk exposure through prudent commodity and currency economic hedging strategies. Vermilion has the following collars and puts in place at the end of 2005:

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar - WTI
Q1 2006	US$0.50-$1.00/bbl	1,250	$53.00 - $72.75
Q2 2006	US$1.50/bbl	250	$53.00 - $73.90
Collar - BRENT
2006	US$1.00/bbl	1,000	$53.00 - $67.70
Q3 2006	US$1.00/bbl	250	$52.00 - $68.50
Q4 2006	US$1.50/bbl	250	$53.00 - $69.80

Risk Management: Natural Gas	Funded Cost	GJ/d	C$/GJ
Collar
Q1 2006	$0.25/GJ	2,500	$9.50 - $16.00
Feb-Mar 2006	costless	2,500	$11.00 - $20.74
Apr-Oct 2006	$0.25/GJ	2,500	$8.00 - $15.00
Put
Q1 2006	$0.23/GJ	5,000	$10.50

The impact of Vermilion’s hedging program reduced cash netbacks by $4.46 per boe on a combined basis for the year ended 2005 compared to an economic hedging loss of $3.73 per boe in 2004. Oil hedging resulted in a $41.6 million cost for the year ($11.1 million for the quarter), $4.51 per boe for the year ($4.50 per boe for the quarter). For 2004, oil hedging resulted in a $34.1 million cost for the year ($11.2 million for the quarter), $4.04 per boe for the year ($5.05 for the quarter). For the year, the Trust recorded a net gain from its power hedges totalling $0.5 million ($0.3 million for the quarter), $0.05 per boe ($0.14 per boe for the quarter). In 2004 a currency hedge gain of $3.3 million or $0.39 per boe was recorded.

ROYALTIES

Total royalties, net of ARTC, increased to $9.54 per boe ($10.94 per boe for the quarter) in 2005 or 16% of sales compared with $7.54 per boe ($5.75 per boe for the quarter) or 17% of sales in 2004. The increase on a per boe basis is due to the impact of higher commodity prices. The decrease on a percentage basis is due to the fact there are no royalties paid in the Netherlands offset somewhat by a higher royalty rate in Australia. Contributing to the lower percentage is the fact that gas royalties in Canada have reached a plateau as prices have increased beyond the maximum royalty calculation. In France, royalties for the most part are calculated on a unit of production basis and rates do not react to price changes, therefore as prices increase, the royalties, as a percentage of sales, decline. In Australia, royalties are reduced by capital reinvestment in the country. For 2005, Vermilion’s capital program in Australia was minimal resulting in the Trust paying royalties at or near the maximum rate.

($000’s except per BOE)
	Three Months Ended			Year Ended
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
Crude oil & NGL’s	$17,582	$7,355	$61,322	$31,105
Per boe	$12.84	$7.10	$12.16	$7.39
Natural gas	9,412	5,351	26,679	32,450
Per mcf	$1.43	$0.76	$1.06	$1.28
Combined	$26,994	$12,706	$88,001	$63,555
Per boe	$10.94	$5.75	$9.54	$7.54

OPERATING COSTS

Operating costs increased to $7.89 per boe in 2005 from $6.63 per boe in 2004. The increase in the dollar amount of operating costs over 2004 was due to the acquisition of higher cost assets in Australia. In Canada, the significant activity levels in the industry combined with increased energy costs, have placed upward pressure on costs across the board. When combined with a reduction in production volumes due primarily to plant turnarounds, year over year increases in costs per boe have been experienced. In France, operating costs are down due to a reclassification of certain expenses in the fourth quarter of 2005. In the Netherlands, operating costs are up due primarily to a reduction in production volumes and extensive plant maintenance in the second quarter of 2005. Cost of operations in Australia averaged $9.09 per boe of production since acquiring the assets at the end of the first quarter.

($000’s except per BOE)
	Three Months Ended			Year Ended
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
Crude oil & NGL’s	$11,817	$7,960	$39,060	$30,632
Per boe	$8.63	$7.69	$7.75	$7.27
Natural gas	7,917	6,942	33,796	25,285
Per mcf	$1.20	$0.99	$1.35	$1.00
Combined	$19,734	$14,902	$72,856	$55,917
Per boe	$7.99	$6.74	$7.89	$6.63

TRANSPORTATION

Transportation costs as presented in the statements of earnings are defined by the point of legal transfer of the product. Transportation costs are dependent upon where the product is sold, product split, location of properties, and industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines (referred to as “the Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead. The majority of Vermilion’s transportation costs are made up of shipping charges incurred in the Aquitaine Basin in France where oil production is transported by tanker from the Ambès terminal in Bordeaux to Donges, France. In Australia, oil is sold at the Wandoo B platform and in the Netherlands gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries.

($000’s except per BOE)
	Three Months Ended			Year Ended
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
Transportation	$2,010	$2,132	$9,136	$9,865
Per boe	$0.81	$0.97	$0.99	$1.17

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses for the year decreased to $1.43 per boe ($1.39 per boe for the quarter) in 2005 from $1.59 per boe ($1.53 per boe for the quarter) in 2004. The decrease per boe is a result of the higher production volumes experienced in 2005.

($000’s except per BOE)
	Three Months Ended			Year Ended
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
General and administration	$3,441	$3,376	$13,241	$13,410
Per boe	$1.39	$1.53	$1.43	$1.59

UNIT COMPENSATION EXPENSE

A non-cash trust unit compensation expense of $1.52 per boe ($1.41 per boe for the quarter) was recorded in 2005 compared to $0.80 per boe ($0.33 per boe for the quarter) in 2004. This non-cash amount relates to the value attributable to rights granted to officers, directors and employees under the Trust Unit Rights Incentive Plan and the Trust Unit Award Plan.

On January 1, 2005, the Trust adopted the fair value methodology to record compensation for the Unit Rights Plan based on certain assumptions and estimates. On October 1, 2005, the Trust retroactively restated the compensation expense for the Unit Rights Plan to reflect new information. Prior to 2005, the Trust recorded compensation expense for the Unit Rights Plan based on the intrinsic value methodology which resulted in the expense amount being based on the underlying trust unit price at each period end. In accordance with CICA Handbook Section 3870, an entity may apply an intrinsic value methodology if it is impossible to reasonably estimate a fair value at grant date, and in particular, for situations where there is a declining exercise price which is subject to uncertainty. The Trust is now able to determine fair value estimates given that the Trust has some history to support its assumptions, resulting in the confidence necessary to predict future distributions and future reductions in the exercise price. The fair value methodology has been applied retroactively with restatement of prior periods.

In March 2005, the Board of Directors established the new Award Plan to replace the existing Unit Rights Plan. The new Award Plan will result in directors, officers, employees and consultants of the Trust and its Affiliates being awarded a specified number of Restricted Units and the Units shall be designated as either a Restricted Time Based Award (“RTBA’s”) for which the number of awards is fixed or a Performance Based Award (“PBA’s”) for which the number of awards is variable. Payment in respect of Restricted Units that have vested shall be made by delivering Units or corresponding cash value to the Grantee. The fair value of the Awards will be recognized in earnings over the vesting period of the Awards outstanding.

($000’s except per BOE)
	Three Months Ended			Year Ended
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
		(Restated)		(Restated)
Unit compensation expense	$3,488	$725	$14,000	$6,738
Per boe	$1.41	$0.33	$1.52	$0.80

INTEREST EXPENSE

Interest expense increased to $0.69 per boe ($0.90 per boe for the quarter) in 2005 from $0.37 per boe ($0.26 per boe for the quarter) in 2004 as a result of higher average debt levels. Debt levels are higher in 2005 primarily stemming from the purchase of the assets in the Netherlands in May 2004, the Australia assets in the first quarter of 2005 and the Glacier acquisition in December 2005. The Trust’s interest rates have remained steady over the year.

($000’s except per BOE)
	Three Months Ended			Year Ended
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
Interest	$2,228	$570	$6,331	$3,086
Per boe	$0.90	$0.26	$0.69	$0.37

DEPLETION, DEPRECIATION AND ACCRETION EXPENSE

Depletion, depreciation and accretion expense increased to $13.23 per boe ($14.20 per boe for the quarter) in 2005 from $11.57 per boe ($11.53 per boe for the quarter) in 2004. The increase is due mainly to the increase of finding and development costs in Canada and the increase in the asset retirement obligation resulting primarily from the Australia acquisition.

($000’s except per BOE)
	Three Months Ended			Year Ended
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
Depletion, depreciation and accretion	$35,040	$25,474	$122,098	$97,540
Per boe	$14.20	$11.53	$13.23	$11.57

TAXES

The Trust’s current tax provision has increased to $2.71 per boe ($0.52 per boe for the quarter) in 2005 from $2.03 per boe ($1.97 per boe for the quarter) in 2004 and is due primarily to the increase in earnings generated by strong commodity prices. The current provision is based on an approximate $13.4 million liability in France, an approximate $3.6 million tax liability in the Netherlands and an approximate $7.4 million tax liability in Australia. The tax liability in Australia was allocated to the purchase price for the period from January 1 to March 31, 2005 in accordance with the allocation of revenues and expenses related to the Australia assets for that same time period. The Netherlands acquisition closed on May 19, 2004 resulting in only a partial tax payment in 2004 compared to a full period assessment this year. In Canada, it is anticipated that there will be no current income taxes due. The recovery in future income taxes is a result of the taxable portion of distribution payments made to unitholders. In the Trust’s structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the unitholder. Therefore it is the opinion of management that no cash income taxes in Canada are expected to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet related to Canadian operations will be recovered through earnings over time.

($000’s except per BOE)
	Three Months Ended			Year Ended
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
Current and capital tax	$1,296	$4,346	$25,007	$17,108
Per boe	$0.52	$1.97	$2.71	$2.03

FOREIGN EXCHANGE

A combined realized and unrealized foreign exchange loss of $0.12 per boe ($0.60 loss per boe for the quarter) was recorded in 2005 with a gain of $0.16 per boe ($0.85 loss per boe for the quarter) in 2004. The loss is mostly unrealized and relates to the impact of the strengthening Canadian dollar compared to the Euro on the foreign working capital.

($000’s except per BOE)
	Three Months Ended			Year Ended
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
Foreign exchange loss (gain)	$1,480	$1,868	$1,083	$(1,285)
Per boe	$0.60	$0.85	$0.12	$(0.16)

NETBACKS (6:1)
							Three	Twelve
							Months	Months
		Three Months			Twelve Months		Ended	Ended
		Ended Dec 31, 2005			Ended Dec 31, 2005		Dec 31/04	Dec 31/04
	Oil &	Natural		Oil &	Natural		(Restated)	(Restated)
	NGLs	Gas	Total	NGLs	Gas	Total	Total	Total
Trust Financial Information	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Price	$68.90	$12.26	$71.64	$64.40	$9.43	$59.95	$47.72	$45.04
Realized hedging loss	(13.53)	0.09	(5.21)	(11.79)	0.03	(4.98)	(3.62)	(3.11)
Royalties (net)	(13.55)	(2.61)	(14.79)	(13.50)	(1.89)	(12.29)	(8.76)	(10.68)
Transportation	(0.03)	(0.13)	(0.48)	(0.04)	(0.16)	(0.58)	(0.58)	(0.61)
Lifting costs	(12.91)	(0.89)	(8.45)	(8.58)	(1.07)	(7.37)	(6.39)	(6.27)
Operating netback	$28.88	$8.72	$42.71	$30.49	$6.34	$34.73	$28.37	$24.37
France
Price	$58.31	$7.25	$57.74	$65.08	$6.10	$64.00	$43.08	$45.32
Realized hedging loss	(10.14)	-	(9.75)	(10.35)	-	(9.96)	(9.54)	(7.31)
Royalties (net)	(5.41)	(0.24)	(5.26)	(5.61)	(0.27)	(5.46)	(4.95)	(4.98)
Transportation	(2.77)	-	(2.67)	(3.34)	-	(3.22)	(2.69)	(3.11)
Lifting costs	(3.87)	(5.07)	(4.89)	(6.24)	(3.88)	(6.89)	(7.70)	(7.54)
Operating netback	$36.12	$1.94	$35.17	$39.54	$1.95	$38.47	$18.20	$22.38
Netherlands
Price	$66.92	$7.53	$45.48	$63.19	$6.86	$41.29	$32.78	$32.71
Lifting costs	-	(1.43)	(8.44)	-	(1.61)	(9.63)	(6.59)	(6.55)
Operating netback	$66.92	$6.10	$37.04	$63.19	$5.25	$31.66	$26.19	$26.16
Australia
Price	$68.64	$-	$68.64	$65.03	$-	$65.03	$-	$-
Royalties (net)	(22.76)	-	(22.76)	(21.07)	-	(21.07)	-	-
Transportation	-	-	-	(0.04)	-	(0.04)	-	-
Lifting costs	(10.84)	-	(10.84)	(9.09)	-	(9.09)	-	-
Operating netback	$35.04	$-	$35.04	$34.83	$-	$34.83	$-	$-
Total Trust
Price	$64.61	$10.11	$62.86	$64.82	$8.29	$57.98	$43.08	$43.23
Realized hedging loss	(8.18)	0.05	(4.39)	(8.29)	0.02	(4.48)	(4.25)	(3.73)
Royalties (net)	(12.94)	(1.43)	(11.00)	(12.20)	(1.07)	(9.58)	(5.77)	(7.55)
Transportation	(1.11)	(0.07)	(0.81)	(1.35)	(0.09)	(0.99)	(0.97)	(1.17)
Lifting costs	(8.66)	(1.21)	(8.02)	(7.76)	(1.35)	(7.92)	(6.76)	(6.65)
Operating netback	$33.72	$7.45	$38.64	$35.22	$5.80	$35.01	$25.33	$24.13
Verenex Energy Inc.
Price	$62.53	$11.40	$64.19	$56.90	$7.08	$48.67	$31.36	$33.85
Operating netback	$62.53	$11.40	$64.19	$56.90	$7.08	$48.67	$31.36	$33.85
Consolidated
Price	$64.59	$10.12	$62.87	$64.79	$8.28	$57.94	$43.04	$43.21
Realized hedging loss	(8.11)	0.05	(4.36)	(8.26)	0.02	(4.46)	(4.23)	(3.73)
Royalties (net)	(12.84)	(1.43)	(10.94)	(12.16)	(1.06)	(9.54)	(5.75)	(7.54)
Transportation	(1.12)	(0.07)	(0.81)	(1.35)	(0.09)	(0.99)	(0.97)	(1.17)
Lifting costs	(8.63)	(1.20)	(7.99)	(7.75)	(1.35)	(7.89)	(6.74)	(6.63)
Operating netback	$33.89	$7.47	$38.77	$35.27	$5.80	$35.06	$25.35	$24.14
General and administration			(1.39)			(1.43)	(1.53)	(1.59)
Interest			(0.90)			(0.69)	(0.26)	(0.37)
Foreign exchange			(0.05)			(0.08)	-	0.04
Current and capital taxes			(0.52)			(2.71)	(1.97)	(2.03)
Cash flow netback			$35.91			$30.15	$21.59	$20.19
Depletion, depreciation and accretion			(14.20)			(13.23)	(11.53)	(11.57)
Future income taxes			(2.54)			1.31	(5.56)	2.50
Foreign exchange			(0.55)			(0.04)	(0.85)	0.12
Non-controlling interest			(0.05)			0.13	0.06	0.04
Non-controlling interest - exchangeable shares			(1.89)			(1.56)	(0.75)	(1.20)
Equity in losses of affiliate			0.10			0.03	(0.01)	-
Unrealized loss on derivative instruments			4.81			1.92	6.88	(2.00)
Gain (loss) from discontinued operations			-			-	0.82	7.85
Fair value of stock compensation			(1.41)			(1.52)	(0.33)	(0.80)
Earnings netback			$20.18			$17.19	$10.32	$15.13
The above table includes non-GAAP measurements which may not be comparable to other companies, including “operating netback” and “cash flow netback”.

Consolidated Balance Sheets
($000’s unaudited)
	December 31,	December 31,
	2005	2004
		(Restated)
Assets

Current
Cash and cash equivalents	$42,777	$65,031
Accounts receivable	75,639	54,044
Crude oil inventory	10,279	4,468
Fair value of derivative instruments	1,166	68
Prepaid expenses and other	9,387	5,022
	139,248	128,633

Deferred charges for derivative instruments	-	4,718
Long-term investment	19,096	5,398
Reclamation fund	42,198	17,016
Goodwill	19,840	-
Capital assets	891,357	688,837
	$1,111,739	$844,602
Liabilities

Current
Accounts payable and accrued liabilities	$90,422	$85,837
Distributions payable to unitholders	10,626	10,320
Income taxes payable	11,607	23,798
Fair value of derivative instruments	383	21,678
	113,038	141,633

Long-term debt	271,099	75,014
Asset retirement obligation	70,214	51,688
Future income taxes	160,475	145,680
	614,826	414,015
Non-controlling interest	-	16,257
Non-controlling interest - exchangeable shares	38,760	24,686

Unitholders’ Equity
Unitholders’ capital	274,813	244,015
Contributed surplus	14,566	9,136
Accumulated earnings	516,514	358,043
Accumulated cash distributions	(347,740)	(221,550)
	458,153	389,644
	$1,111,739	$844,602

Consolidated Statements of Earnings and Accumulated Earnings
($000’s except unit and per unit amounts, unaudited)

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004
		(Restated)		(Restated)
Revenue
Petroleum and natural gas revenue	$153,986	$93,235	$529,938	$354,525
Royalties (net)	26,994	12,706	88,001	63,555
	126,992	80,529	441,937	290,970
Expenses
Production	19,734	14,902	72,856	55,917
Transportation	2,010	2,132	9,136	9,865
Unit compensation	3,488	725	14,000	6,738
(Gain) loss on derivative instruments	(2,309)	(7,709)	18,787	38,597
Interest on long-term debt	2,228	570	6,331	3,086
General and administration	3,441	3,376	13,241	13,410
Foreign exchange loss (gain)	1,480	1,868	1,083	(1,285)
Depletion, depreciation and accretion	35,040	25,474	122,098	97,540
	65,112	41,338	257,532	223,868
Earnings before income taxes, other items and discontinued operations	61,880	39,191	184,405	67,102
Income taxes (recovery)
Future	6,261	12,286	(12,050)	(21,033)
Current and capital	1,296	4,346	25,007	17,108
	7,557	16,632	12,957	(3,925)
Other items
Non-controlling interest - exchangeable shares	4,672	1,656	14,399	5,314
Non-controlling interest	123	(129)	(1,159)	(338)
Equity in (gain) losses of affiliate	(250)	30	(263)	41
	4,545	1,557	12,977	5,017

Net earnings from continuing operations	49,778	21,002	158,471	66,010
Net earnings from discontinued operations	-	1,800	-	66,286
Non-controlling interest - exchangeable shares (gain)	-	-	-	4,783
Net earnings	49,778	22,802	158,471	127,513
Accumulated earnings, beginning of period as previously reported	466,736	319,033	337,186	228,269
Prior period adjustment	-	16,208	20,857	2,261
Accumulated earnings, beginning of period, as restated	466,736	335,241	358,043	230,530
Accumulated earnings, end of period	$516,514	$358,043	$516,514	$358,043
Net earnings from continuing operations per trust unit
Basic	$0.80	$0.35	$2.57	$1.10
Diluted	$0.78	$0.34	$2.49	$1.07
Net earnings per trust unit
Basic	$0.80	$0.38	$2.57	$2.12
Diluted	$0.78	$0.37	$2.49	$2.07
Weighted average trust units outstanding
Basic	62,308,081	60,564,348	61,755,432	60,166,163
Diluted	70,026,862	66,694,527	69,395,074	66,375,229

Consolidated Statements of Cash Flows
($000’s unaudited)
	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004
		(Restated)		(Restated)
Cash and cash equivalents provided by (used in):
Operating
Net earnings	$49,778	$22,802	$158,471	$127,513
Items not affecting cash:
Depletion, depreciation and accretion	35,040	25,474	122,098	97,540
Amortization of deferred charges for derivative instruments	1,186	1,859	4,718	9,709
Unrealized (gain) loss on derivative instruments	(13,069)	(17,066)	(22,393)	7,183
Unit compensation	3,488	725	14,000	6,738
Equity in (gain) losses of affiliate	(250)	30	(263)	41
Unrealized foreign exchange loss (gain)	1,357	1,866	344	(985)
Non-controlling interest	123	(129)	(1,159)	(338)
Non-controlling interest - exchangeable shares	4,672	1,656	14,399	10,097
Earnings loss from discontinued operations	-	(1,800)	-	(66,286)
Future income taxes (recovery)	6,261	12,286	(12,050)	(21,033)
Funds from operations	88,586	47,703	278,165	170,179
Asset retirement costs incurred	(303)	(879)	(948)	(1,281)
Changes in non-cash operating working capital	20,711	8,694	(32,101)	22,479
	108,994	55,518	245,116	191,377
Investing
Proceeds on sale of Aventura	-	-	-	164,585
Drilling and development of petroleum and natural gas properties	(31,250)	(28,755)	(113,530)	(67,259)
Cash acquired through acquisition of subsidiary	-	-	-	62
Acquisition of petroleum and natural gas properties	-	(8,511)	(90,318)	(72,985)
Corporate acquisition	(87,036)	-	(87,036)	-
Long-term investment	(10,000)	-	(12,299)	-
Contributions to reclamation fund	(3,263)	(3,864)	(25,183)	(15,338)
Changes in non-cash investing working capital	(22,746)	(9,656)	(7,068)	(37,131)
	(154,295)	(50,786)	(335,434)	(28,066)
Financing
Issue of trust units for cash, net of unit issue costs	530	455	9,147	8,836
Cash distributions	(31,799)	(30,887)	(125,884)	(122,366)
Increase (decrease) in long-term debt	87,911	17,920	196,084	(60,544)
Issue of trust units pursuant to distribution reinvestment plan	5,042	2,076	15,850	6,662
Cash acquired on shares issued by subsidiary, net of share issue costs	-	-	424	24,206
Changes in non-cash financing working capital	(423)	(93)	(584)	104
	61,261	(10,529)	95,037	(143,102)
Foreign exchange (loss) gain on cash held in foreign currencies	(2,648)	735	(9,062)	502
Net change in cash and cash equivalents	13,312	(5,062)	(4,343)	20,711
Impact on cash resulting from de-consolidation of Verenex	(17,911)	-	(17,911)	-
Cash and cash equivalents, beginning of period	47,376	70,093	65,031	44,320
Cash and cash equivalents, end of period	$42,777	$65,031	$42,777	$65,031
Supplementary information - cash payments
Interest paid	$3,111	$928	$8,612	$3,512
Income taxes paid	$2,430	$7,010	$26,190	$14,208

Disclaimer:
This press release contains forward-looking financial and operational information including debt levels, production and capital expenditure projections. These projections are based on the Trust’s expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions. Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil. Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please contact:

Curtis W. Hicks, C.A., Executive Vice President & Chief Financial Officer or Paul Beique, Director, Investor Relations 2800, 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4 Phone: (403) 698-8827; Fax: (403) 264-6306; IR Toll Free: 1-866-895-8101 investor_relations@vermilionenergy.com www.vermilionenergy.com